Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS ANNOUNCES PILOT PRORAM FOR NEW CUSTOMER

-- Company’s Manufacturing Capabilities in Myanmar Attractive to U.S. Businesses --

HONG KONG – October 5, 2020-- Highway Holdings Limited (Nasdaq:HIHO) today announced the company will commence a pilot program to manufacture a security-related product for a U.S.-based company with a 50-year history in industrial and home security products. The products will be manufactured at Highway Holdings’ operations in Myanmar. Terms of the pilot program were not disclosed.

“The location of our operations in Myanmar and the company’s top-quality capabilities were important considerations in this customer’s selection of Highway Holdings as an alternative to China-based manufacturing. While this customer’s initial order volume is relatively small, we believe there is a mutual desire to establish a long-term relationship,” said Roland Kohl, chairman, president and chief executive officer.

Kohl emphasized this U.S.-based customer has been actively seeking manufacturing sources outside China to replace current suppliers in that country. The customer’s decision was prompted by its current suppliers not offering services outside of China and the escalating trade war between the United States and China. “The selection of Highway Holdings meets this customer’s objectives, and we are optimistic that our capabilities will more than meet expectations during the pilot program. Equally important, the selection of Highway Holdings also highlights the ongoing success of our strategy to attract business from U.S-based and European companies seeking suppliers outside China. We look forward to the successful completion of this pilot program and the opportunity to provide substantial additional manufacturing services to this customer and its numerous product categories,” Kohl said.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2021 SECOND QUARTER RESULTS

HONG KONG — October 7, 2020— Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2021 second quarter and six-months ended September 30, 2020.

Net sales for the fiscal 2021 second quarter were $2.7 million compared with $3.2 million a year earlier. Net income for the same period was $229,000, or $0.06 per diluted share, compared with a net loss of $94,000, or $0.02 per share, a year earlier.

Net sales for the first half of fiscal 2021 were $4.8 million compared with $6.0 million a year earlier. Net income for the same period was $6,000, or $0.00 per diluted share, compared with a net loss of $196,000, or $0.05 per share, a year ago.

“Results for the quarter and first half of fiscal 2021 reflect the worldwide the impact of the coronavirus pandemic. Nonetheless, despite unfavorable year-over-year sales comparisons, sales on a quarterly sequential basis actually increased 30 percent. Net income performance, though modest, was encouraging, despite the continued impact of the pandemic on operations and on our customers,” said Roland Kohl, chairman, president and chief executive officer.

Kohl noted that results for the quarter benefitted from various subsidies provided by the governments in Hong Kong and Shenzhen due to the continued impact of COVID-19, as well as from voluntary reductions of substantially all staff salaries.

Kohl emphasized the company expects to be effected by the coronavirus for at least another quarter, and potentially for the rest of the fiscal year -- reflecting the offset of certain customer business increases by other customers more sharply experiencing the impact of COVID 19 and reducing order activity.

“Nonetheless, new business opportunities are continuing and are encouraging, though the timing can be difficult to gauge and closing new business opportunities take longer due to the numerous travel restrictions caused by COVID 19. We remain optimistic about the future and believe the trade friction between the United States and China may actually be to our benefit because of our ability to manufacture in Myanmar,” Kohl said.

Gross profit for the second quarter of fiscal 2021 was $931,000 compared with $845,000 a year ago. Gross profit as a percentage of sales for the same period was 34.2 percent compared with 26.4 percent a year earlier. Gross profit for the six-month period of fiscal 2021 was $1.5 million compared with $1.6 million a year ago. Gross profit as a percentage of sales for the same period was 30.4 percent compared with 26.3 percent a year earlier. “Gross profit for both the quarter and six months of 2021 is not truly representative of the company’s expected annualized financial performance due to the many operational constraints and extraordinary income from varies governmental agencies,” Kohl said.

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Highway Holdings Ltd.

2-2-2

Net gain for the second quarter reflects a currency exchange loss of 18,000 compared with a $54,000 currency exchange gain for the same period last year -- mainly due to weakening of RMB. For the fiscal 2021 six-month period, the company reported a currency exchange loss of $38,000 compared with a currency exchange gain of $95,000 a year earlier. Since the company does not engage in currency exchange rate hedging, Highway Holdings will in the future continue to realize currency exchange gains and losses due to the fluctuation of currency exchange rates.

Kohl noted the company’s balance sheet remains strong, with cash and cash equivalents in excess of $8.6 million, or approximately $2.2 per diluted share, exceeding all of its short- and long-term liabilities by approximately $2.4 million.

Current liabilities at September 30, 2020 totaled $4.4 million and current assets were $12.2 million. Total shareholders’ equity at September 30, 2020 was $10.5 million, or $2.64 per diluted share, compared with $10.9 million, or $2.80 per diluted share, at March 31, 2020.

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Net sales	$2,719	$3,195	$4,776	$6,040
Cost of sales	1,788	2,350	3,324	4,449
Gross profit	931	845	1452	1,591

Selling, general and administrative expenses	698	1,014	1,428	1,926
Operating income/(loss)	233	(169)	24	(335)

Non-operating items

Exchange gain /(loss), net	(18)	54	(38)	95
Interest income	4	19	8	29
Gain/(Loss) on disposal of Asset	8	2	9	3
Other income/(expenses)	7	-	8	1
Total non-operating income/(expenses)	1	75	(13)	128

Net income (loss) before income tax and non-controlling interests	234	(94)	11	(207)
Income taxes	0	0	0	0
Net income (loss) before non-controlling interests	234	(94)	11	(207)
Less: net gain/(loss) attributable to non-controlling interests	5	0	5	(11)
Net income/(loss) attributable to Highway Holdings Limited’s shareholders	229	(94)	6	(196)

Net Gain/ (loss) per share – Basic	$0.06	$(0.02)	$0.00	$(0.05)

Net Gain/ (loss) per share - Diluted	$0.06	$(0.02)	$0.00	$(0.05)

Weighted average number of shares outstanding
Basic	3,909	3,904	3,909	3,853
Diluted	3,981	3,904	3,981	3,853

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Sept 30	Mar 31
	2020	2020

Current assets:
Cash and cash equivalents	$8,642	$8,827
Accounts receivable, net of doubtful accounts	1,800	2,008
Inventories	1,536	2,000
Prepaid expenses and other current assets	209	388
Total current assets	12,187	13,223

Property, plant and equipment, (net)	911	878
Operating lease right-of-use assets	3,288	3,710
Long-term deposits	263	263
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$16,744	$18,169

Current liabilities:
Accounts payable	$608	$997
Operating lease liabilities, current	853	782
Other liabilities and accrued expenses	1,917	2,294
Income tax payable	588	564
Dividend payable	399	351
Total current liabilities	4,365	4,988

Long term liabilities :
Operating lease liabilities, non-current	1,648	2,034
Deferred income taxes	229	229
Total liabilities	6,242	7,251

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	40	40
Additional paid-in capital	11,574	11,537
Accumulated deficit	(1,257)	(865)
Accumulated other comprehensive income/(loss)	129	196
Treasury shares, at cost – Nil shares as of Sep 30, 2020; and on March 31, 2020	-	-
Non-controlling interest	16	10
Total shareholders’ equity	10,502	10,918

Total liabilities and shareholders’ equity	$16,744	$18,169

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – October 8, 2020-- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.06 per share on the company’s common stock. The dividend will be paid on November 25, 2020 to shareholders of record on November 3, 2020.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of quality parts products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS ANNOUNCES MANUFACTURING ORDER

FOR VIDEO GAMING CONSOLES

HONG KONG – October 15, 2020-- Highway Holdings Limited (Nasdaq:HIHO) today announced that the company has received an initial manufacturing order valued at approximately $1.5 million from Playmaji, a California-based company, for an innovative gaming console designed to play new and legacy video games with premium quality and patent-protected modular gaming technology.

The order is the first order received under an exclusive two-year contract to manufacture Playmaji’s new Polymega game consoles and accessories. The exclusive manufacturing agreement, if fully utilized during the two-year period, represents a value of not less than $8.8 million.

“The location of our operations in Myanmar and the company’s top-quality capabilities were important considerations in this customer’s selection of Highway Holdings. However, the initial order will be produced at the company’s facility in China due to current travel restrictions in order to meet delivery schedules for the expected holiday seasonal demand. We anticipate this product line will contribute meaningfully to the company’s sales during the next few years, supported by exciting consumer marketing initiatives by Playmaji and increasing home entertainment demand due to the worldwide impact of the coronavirus. We look forward to mutual success and a long-term relationship,” said Roland Kohl, chairman, president and chief executive officer.

Kohl noted that the manufacturing contract was the result of a cooperative spirit over a considerable time period, and an extensive prototype development program.

“Given our strict quality requirements and risks associated with today’s ever-changing geopolitical climate, we found great value in the investments that Highway Holdings made to expand its operations into Myanmar, while also maintaining a presence in South China -- a large hub for our international supply chain. The team at Highway Holdings has been critical to executing our vision of Polymega brand products to date, and we are excited to bring Polymega into market this year in cooperation with the company’s expert production team,” said Bryan Bernal, chief executive officer and co-founder of Playmaji.

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As part of the exclusivity agreement, Highway Holdings was granted a two-year option to purchase up to 10% of the equity of Playmaji.

About Playmaji

Playmaji is a California-based specialty developer, producer, and manufacturer of next-generation video game related products for new and legacy game consoles. Additional information is available at www.polymega.com.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. Additional information is available at www.highwayholdings.com

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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